Exhibit 99.1
Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 6195 9561
Email: ir@htinns.com
http://ir.htinns.com

China Lodging Group, Limited Announces Preliminary Hotel Operating Results for First Quarter of 2012

Shanghai, China, April 6, 2012 – China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and high-growth limited-service hotel chain operator in China, today announced preliminary hotel operating results for the first quarter of 2012.

In the first quarter of 2012, the Company opened 36 net new hotels, including 9 net   leased-and-operated hotels and 27 net franchised-and-managed hotels. As of March 31, 2012, the Company had 675 hotels in operation, including 353 leased-and-operated hotels and 322 franchised-and-managed hotels.

In the first quarter of 2012, the RevPAR (revenue per available room) came in at RMB156, representing a year-over-year increase of 9%. For the hotels in operation for at least 18 months, the RevPAR was RMB172, representing a 10% same-hotel RevPAR increase year-over-year.

Mr Qi Ji, founder, executive Chairman and Chief Executive Officer of the Company, commented, “we are pleased to see the robust result in the beginning of this year, attributable to the strong demand in China’s travel market and our solid execution.  Our fast expansion continues to win support from our customers, as evidenced by a strong year-over-year RevPAR growth.”

About China Lodging Group, Limited
China Lodging Group, Limited is a leading and high-growth limited-service hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. For more information, please visit the Company’s website: http://ir.htinns.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.
The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

	China Lodging Group, Limited
Operational Data
	As of
	March 31,	December 31,	March 31,
	2011	2011	2012
Total hotels in operation:	473	639	675
Leased-and-operated hotels	259	344	353
Franchised-and-managed hotels	214	295	322
Total hotel rooms in operation	54,160	71,621	75,622
Leased-and-operated hotels	31,540	40,514	42,057
Franchised-and-managed hotels	22,620	31,107	33,565
Number of cities	71	100	111

	For the quarter ended
	March 31,	December 31,	March 31,
	2011	2011	2012
Occupancy rate (as a percentage)
Leased-and-operated hotels	80%	92%	90%
Franchised-and-managed hotels	84%	95%	92%
Total hotels in operation	82%	93%	91%
Average daily room rate (in RMB)
Leased-and-operated hotels	179	184	176
Franchised-and-managed hotels	170	173	166
Total hotels in operation	175	179	172
RevPAR (in RMB)
Leased-and-operated hotels	144	170	158
Franchised-and-managed hotels	142	164	153
Total hotels in operation	143	167	156

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,
	2011	2012
Total hotels in operation:	362	362
Leased-and-operated hotels	199	199
Franchised-and-managed hotels	163	163
Total hotel rooms in operation	42,013	42,013
Leased-and-operated hotels	24,787	24,787
Franchised-and-managed hotels	17,226	17,226
Occupancy rate (as a percentage)	88%	96%
Average daily rate (in RMB)	178	180
RevPAR (in RMB)	157	172